May 17, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust

File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2018 for the purpose of registering shares of the Amplify Advanced Battery Metals and Materials ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On April 23, you provided comments via telephone regarding the Registration Statement. On May 15, you provided additional comments via telephone regarding the Registration Statement. For convenience, we reproduce such additional comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

1.	We note your names rule test may include companies that are in the top 5 of global market share of any advanced battery material. Please tell us what companies are covered by this statement and what percentage of its revenues, reserves or profits is typically derived from advanced battery metals.

Response: Please see Exhibit A attached to this letter with respect to the list of companies and revenue percentages. Pursuant to our conversation, Registrant has revised the names rule test in the Registration Statement, as follows:

“Pursuant to this strategy, the Fund will invest at least 80% of its net assets (including investment borrowings) in the securities of companies who (i) derive 50% or more of their revenue from the mining, exploration, production, development, processing or recycling of Advanced Battery Materials; (ii) are in the top five and have at least 10% of global market share of any Advanced Battery Material, with Advanced Battery Materials as a primary source of revenue or net income for such company; or (iii) with respect to exploration companies, have 50% or more of its reserves in an Advanced Battery Material.”

2.	Please confirm there is no recoupment for the fee waiver and that the fee waiver is only reflected in the expense example in the first year.

Response: Registrant confirms that there is no recoupment for the fee waiver and that the fee waiver is only reflected in the expense example in the first year.

* * *

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A

Sources: Bloomberg and public company filings
	% Lit market share	% of Lit Rev
Tianqi	30%	68.30%
SQM	26%	29.88%
Albermarle	20%	34.60%
FMC	12%	12.40%
Ichuan Yahua	less than 1%	29.98%

	% Cobalt market share	% of Cobalt Rev
Glencore	24%	7%
China Moly	Less than 5%	58%
Huayo	Less than 5%	77.80%
Jinchuan	Less than 5%	12.20%
Katanga	Less than 5%	88.10%

	% Nickel market share	% of Nickel Rev
Eramet	16%	17.60%
Vale Indonesia	14%	100%
Norlisk	12%	27.40%
Jinchaun	8%	23.40%
Glencore	8%	8%

	% Other market share	% of other Rev
Eramet	37%	53%	Maganese
South32	21%	16.70%	Maganese
Assore	13%	30.30%	Maganese
Syrah	N/A*	90%	Graphite
AMG Metal	N/A*	12%	Graphite

*	Graphite market share data is not broken out on Bloomberg but public company filings show they are ranked 1 and 2 in market share.